Exhibit 99.1

Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-190443
Dated November 18, 2013

Issuer Free Writing Prospectus

This free writing prospectus is being furnished on behalf of RiT Technologies Ltd. (the “Company” or "RiT").

The Company has filed a registration statement (including a prospectus) (Registration Statement No. 333-190443) with the Securities and Exchange Commission ("SEC") on August 7, 2013 (as amended on November 18, 2013, the "Registration Statement") for the offering to which this communication relates. The Registration Statement is not yet effective. Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Aegis Capital Corp., Attention: Prospectus Department,810  Seventh Ave., 18th Floor, New York, NY, 10019, Telephone: 212-813-1010, email: prospectus@aegiscap.com.

RiT Technologies Investor Presentation November 2013 Dr. Vadim Leiderman, CEO Elan Yaish, CFO

Forward-Looking Statements * Except for the historical information, the statements contained in this presentation are “forward-looking statements”. Such forward-looking statements reflect our current view with respect to future events and financial results.   Such forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. The forward-looking statements contained in this presentation are subject to risks and uncertainties, including those discussed in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. The Company has filed a registration statement (including a prospectus and documents incorporated therein) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the Securities and Exchange Commission for more complete information about the Company and the offering.   You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Aegis Capital Corp., Attention: Prospectus Department,810 Seventh Ave., 18th Floor, New York, NY, 10019, Telephone: 212-813-1010, email: prospectus@aegiscap.com.

Offering Summary * RiT Technologies Ltd. $5 million (15% over-allotment) Common Stock & Warrants General corporate purposes and working capital, primarily for sales and marketing efforts related to our sales and marketing strategy for our new Beamcaster and PatchView Plus products, research and development related to the continued development of our Beamcaster, PatchView Plus and other IIM products and strategic acquisitions and investments, if any. Aegis Capital Corp. NASDAQ: RITT

Keys to Success * RiT’s mission is to be a global provider of end-to-end solutions that add value to customers in the data communications and communications infrastructure markets Go-to-Market Strategy Efficiently scale managed infrastructure network solutions business Further penetrate market through OEM and partnership channels Improve margins Leverage cash flow to fund growth initiatives Goals Advance introduction of an innovative new technology that changes how companies build wireless networks with an aggressive go-to market strategy Continue to innovate and develop new disruptive technologies to further expand growth opportunities

New Management Team * Dr. Vadim Leiderman, President & CEO Israeli Air Force (24 years; Colonel Ret.): responsible for $400M/year resource planning and IT department; presided over 250 soldiers and officers Israel Ministry of Defense (MOD): Defense Attaché and Representative of the Israel MOD to the Russian Federation; Liaison Officer to the US Army Aviation responsible for the Blackhawk and Long-Bow helicopter programs Education: B.Sc. (Aeronautical Engineering) from the Technion; M.Sc. & Ph.D. (Mechanical Engineering) from Tel-Aviv University Elan Yaish, CFO Goji (CFO): Closed $500M in deals; raised $25M VC financing Manchester Technologies (CFO): Increased market cap by over 200%; engineered Company’s acquisition at a 36% premium Comverse (AVP of Finance): Carried out 2 successful IPOs and several M&A transactions Prior experience: Trans-Resources, Deloitte & Touche Education: B.Sc. (Accounting) from Yeshiva University; licensed CPA in New York; member of the AICPA and NYSSCPA

Positioning Pre-Turnaround: Unrealized Value * HISTORY: Founded in 1989, traded on Nasdaq since 1997 (NASDAQ: RITT) Pioneered the concept of Intelligent Infrastructure Management Stins Coman acquired control in 2008 New management team and sweeping new strategy in 2012 STRONG ASSETS: Exceptional core products and proprietary technologies for fast growing DATA CENTER and COMM NETWORK markets Strong IP portfolio with over 35 patents (issued and pending) Blue-chip reference base Global presence: headquartered in Tel Aviv with sales/support presence in the US, China, India, UK, Italy, Russia, South Africa and Brazil Strong OEM partners

STINS COMAN: Supportive Majority Shareholder * Stins Coman, the majority shareholder, is a high level systems integrator with investments in 16 independent companies  Stins Coman represents a wide spectrum of solutions, products and services in the field of information technologies, automation of productions and ecological safety

Industry Overview

- Industry Data:
  - Data Center Infrastructure, $128 billion market in 2012 , estimated to grow at 5% per annum[1]
  - Structured Cabling, $6 billion market in 2012, estimated to grow at a rate of 4.0% per annum[2]

- Data Center and Communication Room Management (Intelligent Infrastructure Management or IIM) is a subset of the structured cabling and data center infrastructure markets (DCIM)
  - IIM: ~5% to 10% of global structured cabling market[3] which market is expected to exceed $8.0B by 2020[2]
  - DCIM: $307 million in 2011, expected to grow 47% per annum to $3.14B by 2017[4]

- RiT Technologies
  - Focused on intelligent solutions for data centers and communication rooms
  - Operate within high-growth structured cabling and data center markets
  - Pioneer of Intelligent Infrastructure Management (IIM)
  - Recently launched Beamcaster, an innovative product line that addresses an unmet market need

1. Canalys: "Data center infrastructure market will be worth $152 billion by 2016", Press release 2012/072, 11 July 2012
2. BSRIA: "Global structured cabling market will exceed $8B by 2020", September 11, 2013
3. Company estimate
4. Markets and Markets: "Data Center Infrastructure Management Market to Reach $3.14 Billion in 2017 at a CAGR of 47.33%"

8

Innovative Products for Large Markets * Beamcaster Wireless SMART™ Cabling Intelligent Infrastructure Management CURRENT PRODUCTS (100% of revenue) NEW GROWTH ENGINE

Local Area Network (LAN) *

Intelligent Infrastructure Management * SQL LAN CenterMind Server PatchView+TM Collector Switch Users Switch Intelligent Panel Environment Controller IT Infrastructure Rack Tablet

RiT’s IIM: A Proven Solution With a Strong Reputation RiT’s DIFFERENTIATION: The market’s leading IIM offering: well-known and widely deployed A comprehensive and field tested solution Software can be deployed stand-alone for the DCIM market LARGE INSTALLED BASE: Industry/Enterprise organizations Financial institutions Government agencies Transportation authorities Healthcare institutions Educational institutions EFFECTIVE CHANNELS: OEM partners Distribution partners * “Ongoing savings of 20% to 30% and operational benefits to be attained through more-rigorous management of the physical environment”

Strong Global Customer Base TM *

Case Studies * Global Investment Bank Challenge: Installation of network infrastructure for new terminal with >110,000 ports Use of RiT’s IIM: Streamlined operations Dramatically reduced cost of ownership Reduced downtime High level of physical security Enabled successful management by only 2 IT engineers Challenge: Managing more than 1 million ports and automating provisioning for new datacenters  Use of RiT’s IIM: Provided real-time network visibility Simplified provisioning and maintenance Reduced downtime Improved resource allocation and utilization Improved compliance with physical network security standards Enabled 100% accurate real-time documentation

Our Next Growth Engine AN INNOVATIVE INDOOR OPTICAL WIRELESS NETWORK SOLUTION that combines the advantages of cable and Wi-Fi to offer an effective, efficient & secure complementary network alternative *

Beamcaster Beamcaster combines the advantages of cable and Wi-Fi to offer a complementary alternative that is effective, efficient and secure Ease of use Ease of deployment Wi-Fi Structured Cabling High bandwidth High security * Beamcaster overview video: http://www.youtube.com/watch?v=xiTZGA_-slA

Growth Opportunity Rapidly growing demand for “high speed” wireless broadband in the marketplace Balancing security concerns and need for increased bandwidth with easy-to-use and easy-to- install technologies remains major IT challenge Existing structured cabling and Wi-Fi technologies are challenged to meet the current and future requirements * Network Bandwidth Forecast RiT estimates that the majority of enterprise organizations currently have networking bandwidth of 1G – upgrading to higher speeds will be costly By 2015, network ports on enterprise and service provider equipment is expected to total $52 billion

An Innovative Concept - FAST TO INSTALL - EASY & SECURE TO USE - HIGH BANDWIDTH Ideal for: Open-space environments – offices, banks Secure environments – government agencies, banking, hospitals, military New construction – commercial buildings Retrofit of existing facilities and temporary installations Disaster recovery *

Beamcaster Solution *

ARRIS (Motorola Mobility) – Actual Installation * Smart Outlets (SO) Optical Distribution Units (ODU) Optical Distribution Units (ODU)

Cortina – Actual Installation * Smart Outlets (SO) Optical Distribution Unit (ODU)

Bank in South Africa – Actual Installation *

Beamcaster Advantages * Indoor wireless optical network solution Cabling Beamcaster Wi-Fi Overall bandwidth High High Limited User bandwidth High High Low Security High High Low Deployment Slow Fast Fast Flexibility Low High Very High Mobility None Limited Unlimited Modularity None High High Cost High Medium Low Manageability High High High Configuration Complex Easy Easy Feature growth No Yes Limited

Beamcaster Milestones * 2nd Half 2013 2014 2015 Focus on defined markets – USA, UK and Israel Establish reference sites with strategic end-users Begin recruiting sales and customer support personnel Sales of units to pilot installations and reference sites Establish strategic partners and distributors Expand marketing activities Increase sales team and customer support Expand into additional markets and verticals Further increase marketing activities Significant increase of sales

Financial Summary *

Investment Considerations * The strategic rebuilding plan launched in Q2 2012 was put in place to: Improve & accelerate sales & support capabilities in strategic markets Reduce costs and improve operational efficiencies Ineffective sales channels and low-growth/unprofitable business were discontinued Newly established OEM partnerships and distribution channels are expected to positively influence revenues in the IIM business over the next 18-24 months Beamcaster sales are expected to ramp-up in 2014 and then accelerate in 2015 with increased market acceptance Public float will increase as a result of this offering New proactive IR program initiated – management committed to expanding institutional awareness with buy- and sell-side

Quarterly Financial Performance * 2013 Quarterly Revenues *Unaudited **Q4 2013 Estimate based on current projections – see Slide 2 “Forward Looking Statements”

Financial Performance * Historical Annual Revenues *FY 2013 Estimated based on current projections - see Slide 2 “Forward Looking Statements” *

P&L Statement Highlights * 2009 2009 2010 2010 2011 2011 2012 2012 Revenues $8.7 $11.4 $13.7 $8.4 Y/Y Change (%) (-62%) 32% 20% (-39%) Gross Profit $3.9 $5.1 $6.2 $1.4 Gross Margin (%) 46% 45% 45% 16% Operating Loss $(6.3) $(3.4) $(3.8) $(11.1) Net Loss $(6.5) $(3.5) $(3.9) $(11.2) Operating Cash Flow $(6.4) $(3.2) $(4.6) $(8.8) Selected Items (US$ in millions)

Balance Sheet Highlights * Selected Items (US$ in millions) December 31, 2012 June 30, 2013 Cash and Cash Equivalents $2.2 Trade Receivable, Net Total Liabilities (unaudited) $7.4 Shareholder’s Equity $2.0 $2.3 $1.3 $2.8 $5.7 $5.0

Capitalization Table * Assumes $5,000,000 offering at $2.59/share Options have an average strike price of $4.65 Numbers do not include Underwriters warrants

RiT: The Business Proposition Technology-focused company with disruptive solutions Technology-focused company with disruptive solutions Technology-focused company with disruptive solutions Broad IP portfolio with over 35 patents Wide product offering Strong customer base New innovative products New innovative products New innovative products Clear strategy Clear strategy Clear strategy Strong management with an experienced team Strong management with an experienced team Strong management with an experienced team *

RiT: The Investment Proposition * RiT is positioned to achieve growth over the short -and long-term With the Right management Right strategy Exciting products Well-oiled global channels Determination to succeed

Thank You Q & A *